Exhibit 99.1

ALTAGAS Receives Regulatory Commission of Alaska Approval for Divestiture of Alaskan Utilities

Approval Positions Transaction to Close During the First Quarter of 2023.

Calgary, Alberta (December 22, 2022)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX:ALA) announced that the Regulatory Commission of Alaska (the "RCA") approved the joint application of its wholly-owned subsidiary, SEMCO Energy, Inc. ("SEMCO") and Alaska Utility Holdings Inc. ("AUHI"), a wholly-owned subsidiary of TriSummit Utilities Inc. (“TriSummit”), for AUHI to acquire AltaGas’ Alaskan Utilities from SEMCO (the "Divestiture").

As previously disclosed on May 26, 2022, AltaGas announced an agreement to sell its Alaskan Utilities to TriSummit for US$800 million (approximately CAD$1.1 billion), subject to customary closing conditions, including State regulatory approvals. The RCA approval was the last remaining material regulatory closing condition to be satisfied in connection with the Divestiture. The Divestiture remains subject to other customary closing conditions and is expected to close during the first quarter of 2023.

The sale will include AltaGas’ 100% interest in ENSTAR Natural Gas, the largest local gas distribution company in Alaska with approximately 150,000 customers; the Alaska Pipeline Company, which operates transmission and distribution pipelines for ENSTAR; the Company’s 65% indirect interest in Cook Inlet Natural Gas Storage Alaska ("CINGSA"), which is the only commercial state-regulated natural gas storage facility; and other ancillary unregulated operations. ENSTAR and CINGSA will continue to operate as standalone utilities and remain headquartered in Alaska with all ENSTAR employees joining TriSummit concurrent with closing.

AltaGas remains steadfast in the Company’s capital allocation framework, including balancing AltaGas’ desire to fund its strong long-term growth opportunities, reduce leverage ratios over the medium- to- long-term, and increase returns of capital to shareholders through steady and consistent dividend growth. The Alaskan sale, which represented 2.3x 2021 rate base and 29x 2021 allowed earnings, is a continuation of this emphasis and the capital recycling focus that has been part of AltaGas’ DNA in recent years. This strategy provides AltaGas the ability to successfully reduce debt while simultaneously fund growth through investments in our Utilities and across our industry-leading Global Exports and Midstream platform. AltaGas’ total near-term deleveraging from the Alaskan monetization is estimated to exceed CAD$1 billion, net of expected cash taxes. Sale proceeds will initially be used to reduce debt while providing AltaGas with the financial flexibility to advance the Company’s strong growth opportunities across the Utilities and Midstream platforms over the coming years.

The expected closing date is aligned with AltaGas’ expectations and is embedded within the Company’s 2023 guidance expectations of Normalized EPS guidance of $1.85 - $2.05 and 2023 Normalized EBITDA guidance of $1.5 billion - $1.6 billion.

ABOUT ALTAGAS

A Leading North American infrastructure company that connects customers and markets to affordable and reliable sources of energy. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.

For more information visit www.altagas.ca or reach out to one of the following:

Jon Morrison

Senior Vice President, Investor Relations & Corporate Development

Jon.Morrison@altagas.ca

Adam McKnight

Director, Investor Relations

Adam.McKnight@altagas.ca

Investor Inquiries

1-877-691-7199

investor.relations@altagas.ca

Media Inquiries

1-403-206-2841

media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as “guidance”, "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Company or any affiliate of the Company, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: the anticipated timeline for closing of the sale of AltaGas’ Alaskan Utilities; satisfaction of customary closing conditions,; expected future use of capital, including funding Utilities infrastructure programs and Global Exports and Midstream platforms; expected impact on AltaGas’ balance sheet; AltaGas’ de-leveraging strategy in the near-, medium- and long-term; future increases in returns of capital and dividend growth; expected use of sale proceeds; expected 2022 Normalized EPS guidance of $1.85 - $2.05 per share; and expected 2023 Normalized EBITDA guidance of $1.5 billion - $1.6 billion.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding asset sales anticipated to close in 2023, effective tax rates, the U.S./Canadian dollar exchange rate, the expected impact of the COVID-19 pandemic, inflation, the performance of the businesses underlying each sector, access to capital, timing and receipt of regulatory approvals, acquisition and divestiture activities, operational expenses, returns on investments, dividend levels, and transaction costs.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; health and safety risks; operating risk; natural gas supply risks; infrastructure; service interruptions; cyber security, information, and control systems; climate-related risks, including carbon pricing; regulatory risks; litigation risk; changes in law; reputation risk; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; counterparty and supplier risk; dependence on certain partners; growth strategy risk; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; variability of dividends; risk management costs and limitations; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2021 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

Non-GAAP Measures

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended September 30, 2022. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income (Loss) using net income (loss) adjusted for pre-tax depreciation and amortization, interest expense, and income tax expense (recovery). Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on investments, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions (reversal of provisions) on assets, provisions on investments accounted for by the equity method, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period. Normalized net income is calculated from the Consolidated Statements of Income (Loss) using net income (loss) applicable to common shares adjusted for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, non-controlling interest portion of non-GAAP adjustments, gains on investments, gains on sale of assets, provisions on assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, and provisions on investments accounted for by the equity method. Normalized net income per share is used by Management to enhance the comparability of AltaGas’ earnings, as these metrics reflect the underlying performance of AltaGas’ business activities.

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